Filed pursuant to Rule 433
Registration No. 333-124681

BRANDYWINE OPERATING PARTNERSHIP, L.P.

$300,000,000 5.625% GUARANTEED NOTES DUE 2010

FINAL TERM SHEET
Dated December 15, 2005

Issuer:	Brandywine Operating Partnership, L.P.

Size:	$300,000,000

Maturity:	December 15, 2010

Coupon (Interest Rate):	5.625% per annum

Yield to Maturity:	5.627%

Spread to Benchmark Treasury:	1.25% (125 basis points)

Benchmark Treasury:	U.S. Treasury 4.375% due December 2010

Benchmark Treasury Price and Yield:	99-31 3/4%; 4.377%

Interest Payment Dates:	June 15 and December 15

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 0.20% (20 basis points)

Price to Public:	99.992% of principal amount

Settlement Date:	T+3; December 20, 2005

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus, which, in the case of the issuer, you may request the prospectus by calling Investor Relations, 610-325-5600 or emailing chris.marr@brandywinerealty.com at Brandywine Realty Trust.